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                                                                     FORM 12B-25


                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                             Commission File Number
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                           NOTIFICATION OF LATE FILING

(Check One):      [x] Form 10-K       [ ] Form 11-K       [ ] Form 20-F
                  [ ] Form 10-Q       [ ] Form N-SAR

For Period Ended: February 29, 2000

             [ ] Transition Report on Form 10-K
             [ ] Transition report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I--REGISTRANT INFORMATION
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                              Staff Builders, Inc.
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                            Full Name of Registrant


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                           Former Name if Applicable

                   1983 Marcus Avenue, Lake Success, NY 11042
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           (Address of Principal Executive Office Street and Number)
                           (City, State and Zip Code)

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PART II--RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         X (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
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                                                                     FORM 12B-25

         X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attached extra sheets if needed.)

The Registrant is unable to timely file its annual report on Form 10K for the year ended February 29, 2000 without unreasonable effort or expense as a result of a relocation of its corporate headquarters from Atlanta to New York in December 1999, a sale of its subsidiary (Chelsea Computer Consultants) and a spin-off of another subsidiary (Tender Loving Care Health Services, Inc.). Accordingly, the additional time is requested to compile all information necessary to accurately complete this Form 10K within the time period permitted by Rule 12b-25 of the Securities and Exchange Act of 1934.

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PART IV - OTHER INFORMATION
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         (1) Name and telephone number of person to contact in regard to this notification

                  Alan Levy             516                750-1666
                  (Name)            (Area Code)      (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           [X] Yes    [ ]  No


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                                                                     FORM 12B-25


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [X] Yes    [ ]  No

         If so, attach an explanation of the anticipated change, both naratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A significant change in results of operations for Staff Builders, Inc. will be reported as compared to the corresponding period for the last fiscal year due to the spin-off of Staff Builders, Inc.'s home health care business. The supplemental staffing business will remain with Staff Builders, Inc. Accordingly, the results of operations for the home health care business will be reported in a separate filing on Form 10K for "Tender Loving Care Health Care Services, Inc." ("TLC"). TLC filed a Registration Statement on Form 10, which registered the shares of TLC to be issued in the spin-off. As a result of this spin-off, the Registrant will reflect a change in the reporting entity and restate the comparable prior period (s) to exclude the home health care business for the current and comparable periods ended February 29, 2000, February 28, 1999 and February 28, 1998.

                              Staff Builders, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date    May 26, 2000                               By   /s/ Alan Levy
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                                                            Alan Levy